SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              @ ENTERTAINMENT, INC.
                            (Name of Subject Company)

                      UNITED PAN-EUROPE COMMUNICATIONS N.V.
                             BISON ACQUISITION CORP.
                                    (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    045920105
                      (CUSIP Number of Class of Securities)

                            Anton H.E. van Voskuijlen
                      United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                 (31) 20-7789840
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                           William F. Wynne, Jr., Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                             SCHEDULE 14D-1 and 13D

CUSIP No.   045920105

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     United International Holdings, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  (   )
     (b)  ( X )
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
     OO
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
     or 2(f) ( )
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     0*
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW(7) EXCLUDES CERTAIN SHARES
     (   )
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     0.0%*
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10.  TYPE OF REPORTING PERSON
     CO
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*    United  International  Holdings,  Inc.  is  a  62%  stockholder  of  United
     Pan-Europe   Communications  N.V.  United  Pan-Europe  Communications  N.V.
     ("Parent") and Bison Acquisition Corp. (the "Purchaser") have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Common Stockholder Agreements"), with certain relatives of David T. Chase, the Chairman of the Board of Directors of the Company and certain of their respective affiliates (the "Chase Group"), Samuel Chisolm, David Chance, Robert E. Fowler III, certain affiliates of Advent International Group and Morgan Grenfell Capital Development Syndications Limited ("Morgan Grenfell") (the "Stockholders") who are the record and beneficial owners of 16,175,431 shares of the common stock, par value $.01 per share (the "Common Stock")
     of  @  Entertainment,   Inc.  (the  "Company"),  warrants  exercisable  for
     5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (together with all additional shares of Common Stock, warrants exercisable for Common Stock and options to purchase Common Stock,
     the  "Option   Securities")   (representing   approximately  48.4%  of  the
     outstanding shares of Common Stock and approximately 51.5% of the shares of Common Stock on a fully diluted basis) pursuant to which such Stockholders have agreed to (i) irrevocably tender pursuant to the Offer (and not withdraw) all shares of Common Stock held by such Stockholders, (ii) grant to the Purchaser an option to purchase all of the Option Securities held by such Stockholder and (iii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Stockholder's shares of Common Stock in accordance with the terms and conditions of the Common Stockholder Agreement to which such Stockholder is a party. Pursuant to the Common Stockholder Agreements, the Purchaser has agreed to purchase the
     Option Securities (other than shares of Common Stock) held by the Stockholders after the consummation of the Offer. Parent and the Purchaser have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Preferred Stockholder Agreements" and, collectively with the Common
     Stockholders  Agreements,  the  "Stockholder  Agreements"),   with  certain
     members  of  the  Chase   Group  and  Morgan   Grenfell   (the   "Preferred
     Stockholders") who are the holders of all of the outstanding Series A 12% Cumulative Preference Shares of the Company and all of the outstanding Series B 12% Cumulative Preference Shares of the Company ( the "Preference Shares") pursuant to which the Preferred Stockholders have agreed (i) to grant to the Purchaser an option to purchase all of the Preference Shares held by such Preferred Stockholders and (ii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Preferred Stockholder's Preference Shares in accordance with the terms and conditions of the Preferred Stockholder Agreement to which such Preferred Stockholder is a party. Pursuant to the Preferred Stockholder Agreements, the Purchaser has agreed to purchase the Preference Shares held by the Preferred Stockholders after the consummation of the Offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-1 and Schedule 13D filed on June 8, 1999 relating to the offer by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 10.  Additional Information.

     Paragraphs (b)-(c) of Item 10 are hereby amended and supplemented by adding at the end thereof the following:

          On Friday, July 2, 1999, notification was received of early termination of the fifteen-day waiting period under the HSR Act applicable to the purchase of Common Stock. The waiting period was due to expire on Wednesday, July 7, 1999.

          On Tuesday, June 29, 1999, the Polish Competition and Consumer Protection Office issued a statement expressing its lack of objection to the Purchaser's intended acquisition of the Company. The parties have also determined that no filing will be required with the Commission of the European Community with respect to the acquisition by the Purchaser of the Company.

     Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

          On July 7 1999, the Purchaser and Parent together issued a press release announcing the extension of the Expiration Date of the Offer until Midnight, New York City time, on Thursday, August 5, 1999, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Materials to be Filed as Exhibits.

     The following is hereby added as an exhibit:

     Exhibit (a)(9) Press  Release dated July 7, 1999  extending the  Expiration
                           Date of the Offer to Purchase.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1999                 UNITED PAN-EUROPE COMMUNICATIONS N.V.

                                     By: /s/ Mark L. Schneider
                                        ----------------------------------------
                                        Name:   Mark L. Schneider
                                        Title:  Chairman of the Management Board
                                                and Chief Executive Officer

Dated:  July 7, 1999                 BISON ACQUISITION CORP.

                                     By: /s/ Anton H.E. van Voskuijlen
                                        ----------------------------------------
                                     Name:   Anton H.E. van Voskuijlen
                                     Title:  Vice President

 Dated:  July 7, 1999                UNITED INTERNATIONAL HOLDINGS, INC.

                                     By: /s/ Ellen P. Spangler
                                        ----------------------------------------
                                        Name:   Ellen P. Spangler
                                        Title:  Senior Vice President